May 19, 2009

By EDGAR

Mr. John Cash
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	AllianceBernstein Holding L.P. and AllianceBernstein L.P.
Forms 10-K for the fiscal year ended December 31, 2008 filed February 23, 2009
File Nos. 1-09818 and 0-29961

Dear Mr. Cash:

We are responding to your comment letter dated May 1, 2009 concerning the Forms 10-K filed February 23, 2009 by AllianceBernstein Holding L.P. (“Holding”) and AllianceBernstein L.P. (“AllianceBernstein”).  The words “we” and “our” in our responses refer collectively to Holding and AllianceBernstein, or to their officers and employees.  Where the context requires distinguishing between Holding and AllianceBernstein, we identify which of them is being discussed.

In order to expedite your review, we have repeated (in bold) your questions and set forth our responses directly below each question.

Compensation Discussion & Analysis, page 108
Overview of our Current Chief Executive Officer’s Compensation, page 109

1.	Please tell us in greater detail, with a view toward future disclosure, how you determined the amount for each compensation element of pay to Mr. Kraus. See Item 402(b)(1)(v) of Regulation S-K.

Response:

The elements of Mr. Kraus’s compensation are contained in the Employment Agreement dated December 19, 2008 between Mr. Kraus, AllianceBernstein Corporation (the general partner of AllianceBernstein and Holding), AllianceBernstein and Holding (the “Kraus Employment Agreement”), which we filed as Exhibit 99.02 to Forms 8-K filed with the SEC on December 24, 2008.  These elements were the result of negotiations between Mr. Kraus and a representative of the Compensation Committee of our Board of Directors (the “Board”).  The compensation elements were discussed and approved by members of the Compensation Committee and the full Board on December 19, 2008.  The principal compensation elements are (i) a grant of 2,722,052 restricted units representing assignments of beneficial ownership of limited partnership interests in Holding (the “Restricted Unit Grant”), (ii) an annual base salary of $275,000, and (iii) a 2009 cash bonus of $6 million.  In addition, Mr. Kraus is entitled to receive perquisites and benefits generally on the same terms as his predecessor.

Securities and Exchange Commission
Mr. John Cash

The form of the Restricted Unit Grant which vests ratably over a five-year period, and includes the payment of cash distributions on all the Holding Units (whether or not vested and including Holding Units withheld to pay taxes as the Holding Units vest), was determined based on the desire of both Mr. Kraus and the Board that his compensation be based primarily on the financial performance of AllianceBernstein during the five-year employment term, as reflected by the market price of Holding Units and the level of quarterly cash distributions to Holding Unitholders.  The size of the Restricted Unit Grant, which had a value of approximately $52 million based on the market price of the Holding Units on December 19, 2008, reflected the determination by Mr. Kraus and the Board that this was a reasonable and appropriate amount of deferred incentive compensation in view of Mr. Kraus’s expertise and experience, his past compensation, the compensation of his predecessor and the compensation of other chief executive officers of comparable asset management companies.

The $6 million cash bonus for 2009 represented the amount which Mr. Kraus and the Board agreed represented an appropriate short-term financial inducement for Mr. Kraus to join AllianceBernstein based on these same factors and reflected the significant uncertainty surrounding the level of 2009 quarterly cash distributions on Holding Units (which Mr. Kraus receives on all of the Holding Units comprising the Restricted Unit Grant).  The $275,000 annual base salary reflected the fact that Mr. Kraus’s predecessor received the same amount.  The terms of the perquisites and benefits received by Mr. Kraus reflected the perquisites and benefits received by his predecessor as well as the results of the negotiation process.

2.
Please tell us, with a view toward future disclosure, how each compensation element in Mr. Kraus’ employment contract, including the $6 million bonus and the restricted Holding Unit award, and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements.  See Item 402(b)(1)(vi) of Regulation S-K.

Response:

The key compensation goals of AllianceBernstein are (i) to attract and retain highly qualified executive talent, (ii) to provide rewards for the past year’s performance, (iii) to provide incentives for future performance and (iv) to align our executives’ long-term interests with those of our clients and Unitholders.  As indicated above, the terms of the Kraus Employment Agreement were the product of an arm’s-length negotiation and reflect what the Board believed under the circumstances was necessary to induce Mr. Kraus to join AllianceBernstein.

Securities and Exchange Commission
Mr. John Cash

The $6 million cash bonus for 2009 represented a short-term financial inducement for Mr. Kraus to join the firm and reflected the significant uncertainty surrounding the level of 2009 quarterly cash distributions on Holding Units; it most directly reflects the goal of attracting highly qualified executive talent.  AllianceBernstein has no commitment to pay any cash bonuses to Mr. Kraus beyond this $6 million amount (with any additional bonuses being entirely in the discretion of the Board).

The Restricted Unit Grant was specifically designed to provide Mr. Kraus with a strong incentive to remain at AllianceBernstein, to encourage strong future individual performance and to align his long-term interests with those of AllianceBernstein’s clients and Unitholders, and thus to achieve AllianceBernstein’s compensation objectives.  The amount of compensation ultimately realized by Mr. Kraus from this grant will depend on the future market price of the Holding Units and the amount of cash distributions paid on the Holding Units, both of which are partially dependant on the financial and operating results of AllianceBernstein.  Given the five-year vesting, Mr. Kraus has a strong incentive to remain with AllianceBernstein for the full five-year term of his employment contract and to cause AllianceBernstein to have strong financial performance during each of those five years.  Thus, his long-term interests are directly aligned with the interests of the Unitholders and also indirectly aligned with the interests of the firm’s clients as strong performance for our clients generally contributes directly to increases in assets under management and thus improved financial performance for the firm.

3.	Please tell us, with a view toward future disclosure, the policies for allocating between the Holding Unit awards and the cash bonuses. See Item 402(b)(2)(i) of Regulation S-K.

Response:

The Board’s policy for allocating between Holding Unit awards and cash bonuses with respect to the compensation of the firm’s chief executive officer is to weigh the allocation heavily toward a restricted Holding Unit award.  This is reflected in the elements of Mr. Kraus’s compensation, which consists almost entirely of the Restricted Unit Grant.  The $6 million cash bonus only applies to the first year of Mr. Kraus’s employment term and, as indicated above, was viewed primarily as an inducement for Mr. Kraus to join AllianceBernstein and reflected the significant uncertainty surrounding the level of 2009 quarterly distributions on Holding Units.

4.
Please tell us in greater detail, with a view toward future disclosure, how the compensation is structured to reflect the chief executive officer’s individual performance or contribution to items of your performance.  See Item 402(b)(2)(vii) of Regulation S-K.

Response:

Mr. Kraus’s compensation is structured to reflect his individual performance or contribution to items of AllianceBernstein’s performance for its clients and Unitholders by giving Mr. Kraus a strong incentive to improve investment performance for the firm’s clients (which should indirectly improve the firm’s financial performance) and to improve the firm’s financial performance, which should be reflected in a higher Holding Unit price and increased cash distributions on the Holding Units.

Securities and Exchange Commission
Mr. John Cash

Other Information regarding Compensation of Named Executive Officers, page 119

5.
We note that Messrs. Kraus and Sanders are entitled to receive substantial payments in connection with the change-in-control or termination provisions in their employment contracts.  Please tell us in greater detail, with a view toward future disclosure, why you structured the material terms and payment provisions in these arrangements as currently provided.  See Item 402(b)(1)(v) of Regulation S-K.  Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you have made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response:

The Kraus Employment Agreement contains a number of accelerated vesting clauses, including immediate vesting upon AXA, our parent company, ceasing to control the management of AllianceBernstein’s business or Holding ceasing to be publicly traded; and immediate vesting upon certain qualifying terminations of employment, including termination of Mr. Kraus’s employment (i) by AllianceBernstein “without cause”, (ii) by Mr. Kraus for “good reason” and (iii) due to death or disability.

The change-in-control provisions were required by Mr. Kraus as part of his negotiation in order to assure him that AllianceBernstein would continue to be operated as a separately managed entity, and with a certain degree of independence, and that Holding would continue as a publicly traded entity.  Both AXA and Mr. Kraus believe that this arrangement adds significant value to AllianceBernstein.  The Board understood that AXA had no intention of changing this arrangement during the term of Mr. Kraus’s employment agreement and thus concluded that the change-in-control provisions were acceptable and necessary in order to recruit Mr. Kraus.

The provisions requiring accelerated vesting upon termination without cause or for good reason were required by Mr. Kraus in order to preserve the value of his long-term incentive compensation arrangement.  The Board agreed to these provisions because they were typical of executive compensation agreements for executives at Mr. Kraus’s level and because the Board concluded that they were necessary to attract Mr. Kraus.

The Board concluded that these change-in-control and termination provisions fit into AllianceBernstein’s overall compensation objectives because they permitted AllianceBernstein to attract and retain a highly qualified chief executive officer, were consistent with AXA’s and the Board’s expectations with respect to the manner in which AllianceBernstein and Holding would be operated during the next five years, were consistent with the Board’s expectations that Mr. Kraus would not be terminated without cause and that no steps would be taken that would provide him with the ability to terminate the agreement with good reason (and thus that there was no inconsistency between these provisions and AllianceBernstein’s goal of providing Mr. Kraus with effective incentives for future  performance), and to align his long-term interests with those of AllianceBernstein’s clients and Unitholders.

Securities and Exchange Commission
Mr. John Cash

It is the current intention and expectation of AllianceBernstein’s management and the Board that change-in-control and termination provisions similar to those contained in the Kraus Employment Agreement will not be included in employment agreements with other executives of AllianceBernstein, and thus that the decisions made with respect to the Kraus Employment Agreement should not affect the decisions made in the future regarding compensation elements for other executives.

The employment agreement between AllianceBernstein and Mr. Sanders that existed at the time of his retirement did not include change-in-control provisions similar to those contained in the Kraus Employment Agreement.  The agreement did include a provision which accelerated the vesting of deferred awards upon a termination without cause, which had been included in Mr. Sanders’ employment agreement for the same reasons (described above) that the provision was included in the Kraus Employment Agreement.

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In connection with responding to your comments, Holding and AllianceBernstein acknowledge that:

•	Holding and AllianceBernstein are responsible for the adequacy and accuracy of the disclosure in their respective filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Holding and AllianceBernstein may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (212) 969-2384.

Sincerely,

/s/ Robert H. Joseph, Jr.
Robert H. Joseph, Jr.
Senior Vice President and Chief Financial Officer
AllianceBernstein Holding L.P. and AllianceBernstein L.P.